UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _________)*


MEDCATH, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

584050 10 8
(CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










Page 1 of 6 pages
1.	NAMES OF REPORTING PERSONS
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

The Northwestern Mutual Life Insurance Company
39-0509570

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:  Wisconsin

 NUMBER OF		5.	SOLE VOTING POWER
  SHARES
BENEFICIALLY				379,305
  OWNED BY
   EACH			6.	SHARED VOTING POWER
 REPORTING
  PERSON					300,000
   WITH
7.	SOLE DISPOSITIVE POWER

379,305

8.	SHARED DISPOSITIVE POWER

300,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  679,305

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
 Instructions):  N/A

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  6.1%

12.	TYPE OF REPORTING PERSON (See Instructions):  IC

Item 1

(a)	Name of Issuer:  MedCath, Inc.

(b)	Address of Issuer's Principal Executive Offices:  7621 Little Avenue, Suite
 106, Charlotte, NC 28226

Item 2

(a)	Name of Person Filing:  The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office:  720 East Wisconsin Avenue, Milwaukee,
 Wisconsin 53202

(c)	Citizenship or Place of Organization:  Wisconsin

(d)	Title of Class of Securities:  Common Stock

(e)	CUSIP Number:  584050 10 8

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	[ ] Broker or Dealer registered under Section 15 of the Act

(b)	[ ] Bank as defined in section 3(a)(6) of the Act

(c)	[X] Insurance Company as defined in section 3(a)(19) of the Act

(d)	[ ] Investment Company registered under section 8 of the Investment
 Company Act


(e)	[ ] Investment Adviser registered under section 203 of the Investment
 Advisers Act of 1940

(f)	[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

(g)	[ ] Parent Holding Company, in accordance with section
 240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h)	[ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4	Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned:  679,305 shares.  Of such amount, (i) 216,800 shares are owned by the Growth Stock Portfolio of Northwestern Mutual Series Fund, Inc., a wholly owned subsidiary of The Northwestern Mutual Life
Insurance Company, and (ii) 83,200 shares are held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account.

(b)	Percent of Class:  6.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:  379,305

(ii)	shared power to vote or to direct the vote:  300,000

(iii)	sole power to dispose or to direct the
disposition of:  379,305

(iv)	shared power to dispose or to direct the disposition of:  300,000

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:  N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company:  N/A

Item 8	Identification and Classification of Members of the Group:  N/A

Item 9	Notice of Dissolution of Group:  N/A

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1997

						THE NORTHWESTERN MUTUAL LIFE
						INSURANCE COMPANY


						By:  /s/  John M. Bremer
							John M. Bremer
							Senior Vice President,
							General Counsel and
							Secretary

60133




CUSIP NO.:  584050 10 8		13G		Page 6 of 6 Pages